EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the incorporation by reference in this Registration Statement of Enterprise Products Operating L.P. and Enterprise Products Partners L.P. on Form S-4 of (i) our reports dated March 15, 2005, relating to the financial statements and financial statement schedule of Enterprise Products Partners L.P. and to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Enterprise Products Partners L.P. for the year ended December 31, 2004 and (ii) our report dated March 31, 2005 with respect to the balance sheet of Enterprise Products GP, LLC appearing in the Current Report on Form 8-K of Enterprise Products Partners L.P. filed with the Securities and Exchange Commission on March 31, 2005. We also consent to the reference to us under the heading “Experts” in this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
May 20, 2005